

October 25, 2017

Kevin R. Karas
Senior Vice President Finance,
 Chief Financial Officer, Treasurer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re: National Research Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed October 20, 2017**
> **File No. 005-52417**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2017**
> **File No. 001-35929**

Dear Mr. Karas:

We have reviewed the filings referenced above and have the following comment.

1. Please note that each filing person must individually comply with the disclosure requirements of Schedule 13E-3, including Items 7 and 8. Please revise to disclose Mr. Hays' purposes and reasons for the transaction and alternatives considered. See Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A. The purposes and reasons for the transaction and the alternatives considered by Mr. Hays may be different than those of the company, and this should be reflected in the disclosure. Please also revise the disclosure to include a statement as to whether Mr. Hays believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Russell E. Ryba
        Foley & Lardner LLP